MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

NXT Energy Solutions Inc. ("NXT" or the "Company")

Suite 1400, 505 3rd Street, S.W.,

Calgary, Alberta, Canada T2P 3E6

Item 2

Date of Material Change

February 16, 2010

Item 3

News Release

A news release disclosing the material change was issued via on February 17, 2011.

Item 4

Summary of Material Change

On February 16, 2011 NXT issued an aggregate of 3,200,600 units ("Units") at a price of $0.50 per Unit, each Unit consisting of one Common Share ("Share") and one warrant ("Warrant"). Each Warrant entitles the holder to acquire an additional Share at a price of $0.60 per Share on or before February 16, 2012, subject to certain acceleration terms described below.

Item 5.1

Full Description of Material Change

On February 16, 2011 NXT issued an aggregate of 3,200,600 Units at a price of $0.50 per Unit, each Unit consisting of one Share and one Warrant.  Each Warrant is subject to acceleration in the event the Company issues a press release advising that the Common Shares have traded on the Exchange at a price per share greater than $0.90 for 10 consecutive trading days, in which case the Warrants shall expire, without further notice, on the 30th Day following the issuance of the press release.  In connection with this closing the Company paid a finder's fee of $72,600 and 145,320 Warrants.

The Shares and Warrants issued pursuant to the Private Placement are subject to a hold period that expires June 17, 2011 for trades in Canada and are issued with a legend restricting trades in the United States.

Item 5.2

Disclosure of Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Ken Rogers, Vice President Finance and Chief Financial Officer of NXT, is knowledgeable about the material change described herein and may be reached at (403) 264‐7020

Item 9

Date of Report

February 25, 2011